Exhibit 99.1

Global Partner for Success

HiSoft Announces Results of the 2012 Annual General Meeting

BEIJING, October 15, 2012 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that all shareholder resolutions proposed at the Company’s 2012 annual general meeting held today were duly passed.

HiSoft’s shareholders passed the following resolutions by the Company:

1.              Re-election of Mr. Cheng-Yaw Sun as a Director of the Company and the authorization of the Board of Directors to fix such Director’s remuneration;

2.              Re-election of Mr. Terry McCarthy as a Director of the Company and the authorization of the Board of Directors to fix such Director’s remuneration;

3.              Approval of the appointment of the Independent Auditor, Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2012 and the authorization of the Board to fix their remuneration;

4.              Ratification of the adoption of the audited financial statements for fiscal year 2011 and report of the independent registered public accounting firm and their inclusion in the Company’s 2011 annual report: and

5.              Authorization of the Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 through 4, as the Board of Directors, in their absolute discretion, thinks fit.

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

HiSoft Technology International Limited,  Zhong Guan Cun Dong Sheng Science & Technology Park, Building C-4,

No. 66 Xixiaokou Road, Haidian District, Beijing, China 100192